FORM 6-K

Securities and Exchange Commission
washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	February	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Deepens Security Expertise with New Executive Appointment	2.

Document 1

NEWS RELEASE

February 10, 2015

FOR IMMEDIATE RELEASE

BlackBerry Deepens Security Expertise with New Executive Appointment

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today that David Kleidermacher has joined the Company as Chief Security Officer.

Mr. Kleidermacher assumes responsibility for the global Product Security organization, leading efforts to ensure BlackBerry’s continued leadership in secure enterprise mobility. He will oversee a number of key initiatives, including security-specific research and product development, and BlackBerry’s product certification and approval program. Mr. Kleidermacher brings more than 20 years of strategy and product engineering experience to the role, including expertise in operating systems, high assurance software development techniques, mobile device security and the Internet of Things (IoT).

“David is an outstanding addition to our best-in-class security team, and he will help extend BlackBerry’s gold standard of security as we work with customers to meet new cybersecurity challenges,” said John Chen, Executive Chairman and CEO of BlackBerry. “In particular, David’s knowledge of securing the Internet of Things and embedded systems will be invaluable as we execute on our strategy and continue to expand our management of the world’s mobile endpoints.”

BlackBerry has a long-standing commitment to advancing mobile security and protecting customer data and privacy. The Company has more than 70 government certifications and approvals, more than any other mobile vendor, and is the only provider to offer secure and encrypted voice, text and messaging.

Mr. Kleidermacher most recently served as Chief Technology Officer at Green Hills Software. He holds patents and patents pending in the areas of software development tools, mobile security and IoT technology. Mr. Kleidermacher is a frequent speaker at industry events, and is the author of “Embedded Systems Security: Practical Methods for Safe and Secure Software and Systems Development.”

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

###

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	February 10, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer